
06016440



UK – SAUDI ARABIA DEFENCE MODERNISATION

18 August 2006

BAE Systems welcomes today's announcement that the Governments of the Kingdom of Saudi Arabia and the United Kingdom of Great Britain and Northern Ireland have agreed the required commercial principles which will effectively initiate the purchase of Typhoon aircraft and the associated commitment to the industrial plan to be launched.

In December 2005, the Governments of the Kingdom of Saudi Arabia and United Kingdom of Great Britain and Northern Ireland signed an Understanding Document, intended to establish a greater partnership in modernising the Saudi Arabian Armed Forces.

Ends

Issued by:
BAE Systems plc
London


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